EXHIBIT 4.3

DESCRIPTION OF CAPITAL STOCK
The following is a summary of all material characteristics of the capital stock of AppFolio, Inc., as set forth in our Amended and Restated Certificate of Incorporation, as amended, or our Charter, and our Amended and Restated Bylaws, or our Bylaws. References to "we," "us," and "our" refer to AppFolio, Inc. The summary does not purport to be complete and is qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.
Class A Common Stock and Class B Common Stock
General. We may issue shares of our common stock from time to time. We are currently authorized to issue 250,000,000 shares of Class A common stock, par value $0.0001 per share, and 50,000,000 shares of Class B common stock, par value $0.0001 per share. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock. See the section entitled "Preferred Stock".
Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.
Voting Rights. The holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our Charter. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately as a single class in the following circumstances:

•
if we were to seek to amend our Charter to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our Charter in a manner that alters the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

In addition, our Charter provides that the approval of the holders of at least a majority of the outstanding shares of our Class B common stock, voting as a separate class, is required to approve a change-in-control transaction.
Our stockholders do not have the ability to cumulate votes for the election of directors. Our Charter and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Identical Rights. Except as described in the section entitled "-Voting Rights" , or as otherwise required by applicable law, the shares of our Class A common stock and Class B common stock have the same powers, preferences and rights and rank equally, share ratably and are identical in all respects as to all matters.
No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.
Conversion. Our Class A common stock is not convertible. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our Charter, including, without limitation, (i) a transfer by a partnership or limited liability company that was a registered holder of our Class B common stock at the "effective time," as defined in our Charter, to a partner or member thereof at the effective time, or (ii) a transfer to a "qualified recipient," as defined in our Charter. All of the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date when the number of outstanding shares of our Class B common stock represents less than 10% of all outstanding shares of our Class A common stock and Class B common stock. Once converted into our Class A common stock, our Class B common stock may not be reissued.
Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 25,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. The number of authorized shares of any series of preferred stock may be increased or decreased, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of the voting power of our outstanding capital stock entitled to vote thereon, or such other vote as may be required by the certificate of designation establishing the series.
The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control or the removal of our incumbent directors and officers, and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Registration Rights
Certain holders of our Class B common stock have rights, subject to certain conditions and limitations, to include their shares in registration statements relating to our common stock. Subject to certain limitations, the holders of at least 40% of the shares subject to these registration rights have the right, on up to two occasions, to demand that we register such shares under the Securities Act of 1933, as amended, or the Securities Act. In addition, in the event we propose to register any shares of our common stock under the Securities Act either for our account or for the account of other security holders, such holders are entitled to receive notice of such registration and to include their shares of common stock in any such registration. Further, at any time when we are eligible to file a registration statement on Form S-3, any holder of shares subject to these registration rights may require us to file a registration statement under the Securities Act on Form S-3 with respect to shares of our common stock having an aggregate offering price, net of selling expenses, of at least $500,000. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of our common stock held by such holders to be included in such registration statement according to market factors. We are generally required to bear all of the expenses of such registrations. Registration of any of the shares of our common stock held by such holders would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement.
These registration rights terminate with respect to any holder upon the earliest to occur of (i) the completion of certain liquidation events, (ii) such time as Rule 144 under the Securities Act (or another similar exemption) is available for the sale of all of such holder’s shares that are subject to these registration rights, and (iii) the fifth anniversary of our initial public offering.
Antitakeover Provisions of Delaware Law, Our Charter and Bylaws
Certain provisions of Delaware law, as well as our Charter and Bylaws, may have the effect of delaying, deterring or preventing another person from acquiring control of us, or removing incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our ability to negotiate with the proponent of an unsolicited proposal to acquire us or remove our incumbent directors and officers, outweighs the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and potential benefits to our stockholders.
Dual Class Common Stock. As described above in the section entitled "Class A Common Stock and Class B Common Stock," our Charter provides for a dual class common stock structure, which provides the holders of our Class B common stock with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale transaction.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under certain circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets, with any interested stockholder, meaning a stockholder who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Charter and Bylaw Provisions. Our Charter and Bylaws include a number of other provisions that could deter hostile takeovers or delay, deter or prevent changes in control or the removal of our incumbent directors or officers, including the following:

•
Supermajority Approvals. Our Charter provides that the affirmative vote of the holders of at least 66 2/3% of the combined voting power of our then-outstanding capital stock is required to amend our Charter, and our Bylaws provide that the affirmative vote of the holders of at least 80% of the combined voting power of our then-outstanding capital stock is required to amend our Bylaws.

•
Change-in-Control Approval. In addition to any approvals required under the DGCL, our Charter provides that the approval of the holders of at least a majority of the outstanding shares of our Class B common stock, voting as a separate class, is required to approve a change-in-control transaction.

•
Director Appointments; Filling Vacancies. Our Charter and Bylaws authorize our board of directors to fill vacant directorships. In addition, the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies on our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, are filled generally by the majority vote of our remaining directors then in office, even if less than a quorum is present.

•
Classified Board. Our Charter and Bylaws provide that our board of directors is classified into three classes of directors, each of which holds office for a three-year term. In addition, directors may only be removed from our board of directors for cause and then only by the affirmative vote of the holders of at least a majority of the combined voting power of our outstanding capital stock.

•
Stockholder Action; Special Meeting of Stockholders. Our Charter provides that our stockholders may not take action by written consent and may only take action at annual or special meetings of our stockholders. Our Bylaws further provide that special meetings of our stockholders may only be called by a majority of our board of directors.

•
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.

•
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders. In general, to be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

•
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of undesignated preferred stock with powers, preferences and rights, including voting rights, designated from time to time by our board of directors.

•
Authorized but Unissued Shares. Our authorized but unissued shares of our common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including capital raising transactions, acquisitions and as employee compensation.

•
Exclusive Forum. Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions.